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                                EXHIBIT 3.1

                         ARTICLES OF INCORPORATION

                                    OF

                            PYRAMID OIL COMPANY


     FIRST: That the name of said Corporation is, and shall be PYRAMID OIL COMPANY.

     SECOND: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

     THIRD: The principal office for the transaction of the business of the corporation shall be located at such place or places within the State of California, as the Board of Directors shall from time to time, determine.

     FOURTH: This corporation shall have perpetual existence.

     FIFTH: That the number of directors or trustees shall be five.

     SIXTH: This corporation is authorized to issue two classes of stock, with no par value, designated Common Stock and Preferred Stock. The total number of shares that this corporation is authorized to issue is 60,000,000. The number of shares of Common Stock that this corporation is authorized to issue is 50,000,000, and the number of shares of Preferred Stock that this corporation is authorized to issue is 10,000,000. The holders of the Common Stock or Preferred Stock shall have no preemptive rights to subscribe for or purchase any shares of any class of stock of this corporation, whether now or hereafter authorized. The Board of Directors of this corporation is authorized to: (i) determine the number of series into which shares of Preferred Stock may be divided; (ii) determine or alter the designations, rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any unissued Preferred Stock or any wholly unissued series of Preferred Stock or any holders thereof; and (iii) fix the number of shares of each such series and increase or decrease, within the limits stated in any resolution of the Board of Directors originally fixing the number of shares constituting any series (but not below the number of such shares then outstanding), the number of shares of any such series subsequent to the issuance of shares of that series.








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     SEVENTH: That the amount of said capital stock which has actually been subscribed is Five (5) Dollars, and the following are the names of the persons by whom the sum has been subscribed to-wit:

      NAME OF SUBSCRIBER      NUMBER OF SHARES           AMOUNT
      ------------------           ----------------           ------

       G. S. JOHNSON                   ONE SHARE              $1.00
       FRED G. COX                     ONE SHARE              $1.00
       R. K. HOWK                      ONE SHARE              $1.00
       C. J. BOWER                     ONE SHARE              $1.00
       J. B. COTTLE                    ONE SHARE              $1.00

     EIGHTH: LIMITATION ON LIABILITY OF DIRECTORS AND AUTHORITY TO INDEMNIFY AGENTS

     The liability of directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

     The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and it's shareholders.